Exhibit 1.01

Neogen Corporation

Conflict Minerals Report

2024

Company Overview

Neogen Corporation develops, manufactures and markets a diverse line of products and services dedicated to food and animal safety. Our Food Safety segment consists primarily of diagnostic test kits and complementary products (e.g., culture media) sold to food producers and processors to detect dangerous and/or unintended substances in human food and animal feed, such as foodborne pathogens, spoilage organisms, natural toxins, food allergens, genetic modifications, ruminant by-products, meat speciation, drug residues, pesticide residues and general sanitation concerns. Our diagnostic test kits are generally easier to use and provide quicker results than conventional diagnostic methods. The majority of the test kits are disposable, single-use, immunoassay and DNA detection products that rely on proprietary antibodies and RNA and DNA testing methodologies to produce rapid and accurate test results. Our expanding line of food safety products also includes genomics-based diagnostic technology, and advanced software systems that help testers to objectively analyze and store their results and perform analysis on the results from multiple locations over extended periods.

Neogen’s Animal Safety segment is engaged in the development, manufacture, marketing and distribution of veterinary instruments, pharmaceuticals, vaccines, topicals, parasiticides, diagnostic products, rodent control products, cleaners, disinfectants, insect control products and genomics testing services for the worldwide animal safety market. The majority of these consumable products are marketed through veterinarians, retailers, livestock producers and animal health product distributors. Our line of drug detection products is sold worldwide for the detection of abused and therapeutic drugs in animals and animal products, and has expanded into the workplace and human forensic markets.

Neogen has determined that 3TG is necessary to the functionality of certain Neogen products, and Neogen must rely on third party suppliers to provide these components. As a result, Neogen has conducted certain reasonable country of origin inquires ("RCOI"), as described below.

Description of Neogen’s Reasonable Country of Origin Inquiry and Due Diligence

Neogen's RCOI was reasonably designed and performed in good faith to determine whether the 3TGs contained in our products originated in the covered countries or were from recycled or scrap sources.

The Company's purchasing and procurement department used technical expertise, component specifications, and previously gathered data to determine the likely presence of 3TGs in components and materials contained in our products.

All suppliers of components or materials containing or possibly containing 3TGs were considered in-scope for our supplier outreach ("relevant suppliers"). The relevant suppliers were asked to electronically report to the Company using the Responsible Minerals Initiative ("RMI") Conflict Minerals Reporting Template ("CMRT"). Neogen requested that relevant suppliers increase their focus on providing complete and accurate smelter and refiner information, and conduct outreach and further due diligence when applicable in accord with the Organization for Economic Co-operation and Development ("OECD") Guidance. Responses to the RCOI provided by relevant suppliers were reviewed for smelter information, completeness, and reasonableness. Based on the results of our RCOI, we were required to conduct due diligence. The design of our due diligence program and activities are described below.

Neogen has designed and implemented a conflict minerals compliance plan. Neogen, in accordance with guidance issued by the OECD, conducts a supply chain assessment based, where appropriate, upon OECD’s established five-step framework:

1.
Establish strong company management systems:
a.
Continue to build and improve upon the internal conflict minerals team to help maintain Neogen’s policy, reporting requirements, and a sustainable process for the future.
2.
Identify and assess risks in the supply chain:
a.
Assess existing and new suppliers via a supplier quality questionnaire to identify any potential conflict minerals in the supply chain;
b.
Survey those suppliers that have been identified by submitting the RMI CMRT; and
c.
Monitor Neogen’s ERP system, which includes identification of conflict minerals within the supply chain.
3.
Design and implement a strategy to respond to identified risks:
a.
Conduct a Reasonable Country of Origin Inquiry for suppliers who submit a CMRT;

b.
Maintain a conflict minerals risk management plan to alleviate supplier risk; and
c.
Search for alternate suppliers if the current supplier does not provide a conflict minerals response.
4.
Carry out independent third-party audit of supply chain due diligence:
a.
Neogen does not have sufficient information to determine whether its products are free of 3TG that originates in the Democratic Republic of the Congo (DRC) or an adjoining country. No independent private sector audit is performed at this time.
5.
Report annually on supply chain due diligence:
a.
Neogen files a Form SD with the SEC annually; and
b.
Using our supply chain due diligence processes, the Company hopes to further develop transparency into the supply chain.

Results of Due Diligence

After reviewing the submitted Conflict Minerals Reporting Template (CMRTs) from the surveyed suppliers, a review of Neogen’s products was performed. Through database-driven reports of Neogen’s end products and the information provided by suppliers, we identified 17 companies that supplied Neogen with 3TG products during the 2024 calendar year. Despite having conducted a good faith reasonable country of origin inquiry and due diligence, Neogen was unable to determine the origin of the 3TG in its supply chain due to insufficient information returned from its suppliers.

Risk Mitigation Efforts

Neogen has taken the following additional steps in the most recent compliance period. These steps improved the due diligence conducted to further mitigate risks:

a. Continued to engage with our direct relevant suppliers and use the industry standard for our supplier outreach.

b. Encouraged relevant suppliers to continue development and progress of traceability measures.

c. Provided risk-based feedback to certain suppliers during the "request for proposal" process to ensure certain material inputs are identified and documented.

Forward Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on our current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate. These statements include statements regarding our goals for future improvements to our reasonable country of origin process and to mitigate the risk associated with sourcing of our conflict minerals. All forward-looking statements involve risk and uncertainty. Risks that may cause these forward-looking statements to be inaccurate include: lack of cooperation or progress by our suppliers and our suppliers’ respective suppliers and smelters; the possibility that we may receive inaccurate information from our supply base; and our diligence efforts and other plans may not be effective. In addition, you should also consider the important factors described in reports and documents that we file from time to time with the SEC. Except as required by law, we disclaim any obligation to update information contained in the forward-looking statement whether because of new information, future events, or otherwise.